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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. _____1______)*



                                   ZymeTx, Inc
                        --------------------------------
                                (NAME OF ISSUER)

                                  Common Stock
                        --------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    989859103
                        --------------------------------
                                 (CUSIP NUMBER)

                                    10/13/01
                        --------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13G


CUSIP No.   989859103
         -----------------


1. Names of Reporting Persons. PALLADIN OPPORTUNITY FUND, LLC I.R.S. Identification Nos. of above persons (entities only).

                               22-3729241
         ------------------------------------------------------------


2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)            X
            ------------------------------------------------------

         (b)
            ------------------------------------------------------

3.       SEC USE ONLY
                     ------------------------------------------------------

4.       Citizenship or Place of Organization    Delaware
                                             ---------------------------------


         Number of                  5.   Sole Voting Power       -0-
         Shares                                           --------------------
         Beneficially
         Owned by                   6.   Shared Voting Power    912,909
         Each                                                -----------------
         Reporting
         Person With                7.   Sole Dispositive Power    -0-
                                                                --------------

                                    8.   Shared Dispositive Power  912,909
                                                                 ------------


9.       Aggregate Amount Beneficially Owned by Each Reporting Person

             912,909
         ---------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                          ------

11.      Percent of Class Represented by Amount in Row (9)      9.99%
                                                           --------------------

12.      Type of Reporting Person (See Instructions)        OO
                                                    ---------------------------


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                                  SCHEDULE 13G


CUSIP No.   989859103
         -------------------


1.             Names of Reporting Persons. HALIFAX FUND, L.P.
         I.R.S. Identification Nos. of above persons (entities only).

                             98-0203423
         ----------------------------------------------------------


2.             Check the Appropriate Box if a Member of a Group (See
               Instructions)
         (a)            X
            ------------------------------------------------------

         (b)
            ------------------------------------------------------

3.       SEC USE ONLY
                     ------------------------------------------------------

4.       Citizenship or Place of Organization  Cayman Islands, BWI
                                              -------------------------------


         Number of                  5.   Sole Voting Power       -0-
         Shares                                            ------------------
         Beneficially
         Owned by                   6.   Shared Voting Power   912,909
         Each                                                ----------------
         Reporting
         Person With                7.   Sole Dispositive Power    -0-
                                                                --------------

                                    8.   Shared Dispositive Power  912,909
                                                                 -------------


9.        Aggregate Amount Beneficially Owned by Each Reporting Person

             912,909
          -------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                         -----

11.      Percent of Class Represented by Amount in Row (9)      9.99%
                                                           -------------------

12.      Type of Reporting Person (See Instructions)        PN
                                                     -------------------------

                                  SCHEDULE 13G


CUSIP No.   989859103
         --------------------


1.       Names of Reporting Persons. THE PALLADIN GROUP, L.P.
         I.R.S. Identification Nos. of above persons (entities only).

                                 22-2889593
         ---------------------------------------------------------------


2.       Check the Appropriate Box if a Member of a Group (See
         Instructions)
         (a)            X
            ------------------------------------------------------

         (b)
            ------------------------------------------------------

3.       SEC USE ONLY
                      -------------------------------------------------

4.       Citizenship or Place of Organization  Texas
                                              --------------------------


         Number of                  5.   Sole Voting Power       -0-
         Shares                                            ------------------
         Beneficially
         Owned by                   6.   Shared Voting Power   912,909
         Each                                                ----------------
         Reporting
         Person With                7.   Sole Dispositive Power    -0-
                                                                --------------

                                    8.   Shared Dispositive Power  912,909
                                                                 -------------


9.       Aggregate Amount Beneficially Owned by Each Reporting Person

             912,909
         ----------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                          -----

11.      Percent of Class Represented by Amount in Row (9)      9.99%
                                                           --------------------

12.      Type of Reporting Person (See Instructions)        PN
                                                    ---------------------------



This statement is filed pursuant to Rule 13d-2(b) with respect to the shares of Common Stock, $.01 par value (the "Common Stock") of ZymeTx, Inc. (the "Issuer") beneficially owned by the Reporting Persons specified herein as of February 15, 2002 and amends and supplements the Schedule 13G dated February 6, 2001 (the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

ITEM 1.
(a)      NAME OF ISSUER: ZymeTx, Inc.
(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                                    600 Research Parkway, Suite 100
                                    Oklahoma City, Oklahoma 73104

ITEM 2.
(a)      NAME OF PERSON FILING:
                           The names of the persons filing this statement on
                           Schedule 13G are: Palladin Opportunity Fund, LLC, a Delaware limited liability company ("POF"), Halifax Fund, L.P., a Cayman Islands exempted limited partnership ("Halifax") and The Palladin Group, L.P., a Texas limited Partnership ("Palladin"). Palladin Asset Management, L.L.C., a Delaware limited liability company ("PAM") is the managing member of POF. Yarmouth Investments Ltd., a Cayman Islands exempted company ("Yarmouth") is the sole general partner of Halifax. Palladin Capital Management, LLC, a Delaware limited liability company ("PCM"), is the sole general partner of Palladin. Palladin is the investment advisor of POF and Halifax. Because its beneficial ownership arises solely from its status as the investment advisor of POF and Halifax, Palladin expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock. PAM, PCM and Yarmouth are controlled by Jeffrey Devers.

(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

         POF

         The business address of POF is c/o The Palladin Group, 195 Maplewood Avenue, Maplewood, New Jersey 07040.

         HALIFAX

         The business address of Halifax is c/o Huntlaw Corporate
         Services Ltd., The Huntlaw Building, 75 Fort Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

         PALLADIN

         The business address of Palladin is 195 Maplewood Avenue, Maplewood, New Jersey 07040.

(c)      CITIZENSHIP:

         POF is a limited liability company formed under the laws of Delaware.

         Halifax is an exempted limited partnership formed under the laws of the Cayman Islands.

         Palladin is a limited partnership formed under the laws of Texas.

(d)      TITLE OF CLASS OF SECURITIES:

         Common Stock, $.001 par value (the "Common Stock")

(e)      CUSIP NUMBER: 989859103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [  ]     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
         (b)      [  ]     Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
         (c)      [  ]     Insurance company as defined in section 3(a)(19) of the Act
                           (15 U.S.C. 78c)
         (d)      [  ]     Investment company registered under section 8 of the Investment
                           Company Act of 1940 (15 U.S.C. 80a-8)
         (e)      [  ]     An investment adviser in accordance with (section) 240.13d-1(b)(1)(ii)(E)
         (f)      [  ]     An employee benefit plan or endowment fund in accordance with
                           (section) 240.13d-1(b)(1)(ii)(F)
         (g)      [  ]     A parent holding company or control person in accordance with
                           (section) 240.13d-1(b)(1)(ii)(G)
         (h)      [  ]     A savings associations as defined in Section 3(b) of the Federal
                           Deposit Insurance Act (12 U.S.C. 1813)
         (i)      [  ]     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
         (j)      [  ]     Group, in accordance with (section) 240.13d-1(b)(1)(ii)(J)

                  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(C), CHECK HERE  X
                                                                                    --

ITEM 4.           OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)               Amount beneficially owned:

                  POF and Palladin together beneficially own a total of 912,909 shares of Common Stock from a 5% Senior Secured Convertible Debenture, Warrant and Common Stock POF holds after giving effect to a 9.99% conversion/exercise limit.

                  Halifax and Palladin together beneficially own a total of 912,909 shares of Common Stock from a 5% Senior Secured Convertible Debenture, Warrant and Common Stock Halifax holds after giving effect to a 9.99% conversion/exercise limit.

                  In accordance with Rule 13d-4 under the Securities and Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the Reporting Persons' 5% Senior Secured Convertible Debentures are convertible or exercisable, as applicable, are limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in the Reporting Persons having aggregate beneficial ownership of 9.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock that would cause the Reporting Persons' aggregate beneficial ownership to exceed the Ownership Limitation.

                  Therefore, in accordance with the Ownership Limitation, POF, Halifax and Palladin, based upon 8,225,321 shares of Common Stock outstanding, together beneficially own an aggregate 912,909 shares of Common Stock, and disclaim beneficial ownership of 2,488,602 shares of Common Stock (based on a conversion price for the 5% Senior Secured Convertible Debentures of $0.2853 as of December 31, 2001).


(b)               Percent of class:

                  POF's and Palladin's beneficial ownership of 912,909 shares of Common Stock constitutes 9.99% of all of the outstanding shares of Common Stock.

                  Halifax's and Palladin's beneficial ownership of 912,909 shares of Common Stock constitutes 9.99% of all of the outstanding shares of Common Stock.

                  POF's, Halifax's and Palladin's aggregate beneficial ownership of 912,909 shares of Common Stock constitutes 9.99% of all the outstanding shares of Common Stock.

(c)               Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote
                                    Not applicable

                  (ii)     Shared power to vote or to direct the vote

                                    POF and Palladin together have shared power to vote or direct the vote of 912,909 shares of Common Stock.

                                    Halifax and Palladin together have shared power to vote or direct the vote of 912,909 shares of Common Stock.

                  (iii)    Sole power to dispose or to direct the disposition of
                                    Not applicable

                  (iv) Shared power to dispose or to direct the disposition of

                                    POF and Palladin together have shared power to dispose or direct the disposition of 912,909 shares of Common Stock.

                                    Halifax and Palladin together have the
                                    shared power to dispose or direct the
                                    disposition of 912,909 shares of Common
                                    Stock.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.
                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
                  See Item 2(a).

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP
                  Not applicable.

ITEM 10.          CERTIFICATION

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

         Dated: February 15, 2002

                                          PALLADIN OPPORTUNITY FUND, LLC

                                          By: Palladin Asset Management, L.L.C.
                                                   Managing Member


                                          By:______________________
                                                Maurice Hryshko
                                               Authorized Person


                                          HALIFAX FUND, L.P.

                                          By: Yarmouth Investments Ltd.
                                                 General Partner


                                          By:______________________
                                                Maurice Hryshko
                                               Authorized Person


                                          THE PALLADIN GROUP, L.P.

                                          By: Palladin Capital Management, LLC
                                                   General Partner


                                          By:______________________
                                                 Maurice Hryshko
                                                Authorized Person

                                    EXHIBIT A

                             JOINT FILING AGREEMENT


         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of ZymeTx, Inc. dated February 15, 2002 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated:  February 15, 2002


                              PALLADIN OPPORTUNITY FUND, LLC

                              By: Palladin Asset Management, L.L.C.
                                        Managing Member


                              By:_______________________
                                    Maurice Hryshko
                                   Authorized Person


                              HALIFAX FUND, L.P.

                              By: Yarmouth Investments Ltd.
                                      General Partner


                              By:______________________
                                     Maurice Hryshko
                                    Authorized Person


                              THE PALLADIN GROUP, L.P.

                              By: Palladin Capital Management, LLC
                                      General Partner


                              By:_______________________
                                     Maurice Hryshko
                                    Authorized Person